UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SJW CORP.
(Name of Issuer)
Common Stock, $0.521 par value
(Title of Class of Securities)
784305104
(CUSIP Number)
with copies to:

c/o SJW Corp.
110 West Taylor Street
San Jose, CA, 95110
408-279-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	784305104

1	NAMES OF REPORTING PERSONS George E. Moss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,893,055(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,098,221(1)

WITH	10	SHARED DISPOSITIVE POWER

794,834(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,893,055 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,085,000 shares of Common Stock held by George E. Moss, as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982.
(2) Includes 794,834 shares of Common Stock held by George E. Moss, as trustee of the John Kimberly Moss Trust dated October 24, 1991, as to which George E. Moss has sole power to vote and shared power to dispose.

CUSIP No.	784305104
SCHEDULE 13D
As a result of the divorce of the Reporting Person and Nancy O. Moss (“Ms. Moss”) on June 10, 2010, the Agreement of Joint Filing Agreement dated May 9, 2005 and all prior joint filing agreements have been terminated and the Reporting Person and Ms. Moss are no longer a group within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, Ms. Moss will be responsible for filing reports under Section 13(d) and 13(g) of the Exchange Act in her individual capacity with respect to shares beneficially owned by her.
Item 1. Security and Issuer
This statement relates to the Common Stock, par value $3.125 (“Common Stock”), of SJW Corp. (“SJW”). The address of the principal executive office is:
SJW Corp.
110 W. Taylor Street
San Jose, CA 95110
Item 2. Identity and Background
The following information relates to the reporting person:
(a)	George E. Moss

(b)	c/o Roscoe Moss Manufacturing Company, 4360 Worth Street, Los Angeles, California 90063

(c)	Vice Chairman, Roscoe Moss Manufacturing Company, 4360 Worth Street, Los Angeles, California 90063

(d)	None

(e)	None

(f)	United States of America
Item 3. Source and Amount of Funds or Other Consideration
Not Applicable.
Item 4. Purpose of Transaction
As a result of the divorce of the Reporting Person and Nancy O. Moss (“Ms. Moss”) on June 10, 2010, the Agreement of Joint Filing Agreement dated May 9, 2005 and all prior joint filing agreements have been terminated and the Reporting Person and Ms. Moss are no longer a group within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this Fourth Amendment is being filed solely by the Reporting Person to update the Schedule 13D information to reflect accurately the amount of shares of the issuer that he beneficially owns.
Item 5. Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 1,893,055 shares of Common Stock, representing approximately 10.2% of the outstanding shares of SJW based on the issuer’s most recently available periodic filing with the Commission.

CUSIP No.	784305104
(b) The Reporting Person, as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982 has sole voting power and sole power to dispose of 1,085,000 shares of Common Stock. In addition, the Reporting Person, as trustee of the John Kimberly Moss Trust dated October 24, 1991 has sole power to vote and shared power to dispose of 794,834 shares of Common Stock.
(c) See Item 4 above.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Person is a director on the issuer’s board of directors.
Item 7. Material to be Filed as Exhibits
None.

CUSIP No.	784305104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 11, 2010

/s/ George Edward Moss
George Edward Moss